[redacted]

09059707

BB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section

MAR 02 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SG Americas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goune — 201-8398575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/25

OATH OR AFFIRMATION

I, Steven Goune, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG Americas Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER RUFFINO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU5050164
Qualified In Dutchess County
My Commission Expires December 05, 2009

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of
SG Americas Securities, LLC

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Americas Securities, LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2009

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2008

(In Thousands)

Assets		
Cash		$ 10,835
Cash segregated for regulatory purposes		54,902
Receivables from brokers, dealers and clearing organizations		633,035
Receivables from customers		7,086
Receivables from non-customers		281
Securities purchased under agreements to resell		300,000
Securities borrowed		6,688,149
Securities owned, at fair value	$ 1,317,438	
Securities owned and pledged as collateral, at fair value	1,632,947	
Total securities owned, at fair value		2,950,385
Securities received as collateral		532,746
Other assets		156,281
Total assets		$ 11,333,700
Liabilities and member's equity		
Short-term borrowings		$ 37,851
Payables to brokers, dealers and clearing organizations		290,065
Payables to customers		43,949
Payables to non-customers		1,148,842
Securities loaned		5,368,365
Securities sold, not yet purchased, at fair value		94,964
Obligation to return securities received as collateral		532,746
Accrued expenses and other liabilities		260,719
Total liabilities		7,777,501
Commitments, contingencies and guarantees		
Subordinated borrowings		1,640,000
Member's equity		1,916,199
Total liabilities and member's equity		$ 11,333,700

The accompanying notes are an integral part of the statement of financial condition.

SG Americas Securities, LLC

Notes to Statement of Financial Condition

December 31, 2008

1. Organization and Description of Business

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a Delaware corporation. For the year ended December 31, 2008, SGASH was a wholly owned subsidiary of SG Americas, Inc. ("SGAI"). SGAI is a wholly-owned subsidiary of Société Générale ("SG"), a large diversified financial institution based in Paris, France, that is engaged in three core businesses - retail banking and financial services; asset management, private banking, and securities services; and corporate and investment banking.

The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions; Energy & Natural Resources; Infrastructure & Transportation; Media, Telecom & Sports; and Real Estate Gaming & Lodging.

The Company has its headquarters in New York City and offices in Boston, Chicago, Los Angeles, Houston and Jersey City.

The Company is a registered broker and dealer of securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). It is a member of the New York Stock Exchange, the NASDAQ and other regional exchanges.

2. Significant Accounting Policies

Use of Estimates

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these are estimates and assumptions related to fair value measurements and provision for potential losses that may arise from litigation and regulatory proceedings. Although these and other estimates and assumptions are based on best available information, actual results could be materially different from these estimates.

2. Significant Accounting Policies (continued)

Collateralized Agreements and Financings

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements**

  Securities purchased under agreements to resell and securities sold under agreements to repurchase, generally collateralized by U.S. government and agency obligations are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. Open repurchase and resale agreements are presented net in the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. There were no securities sold under agreements to repurchase on December 31, 2008. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

- **Securities Borrowed and Loaned**

  Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions, and are recorded at the amount of the cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations, respectively, on the statement of financial condition. The contract values of collateralized agreements and financings approximate fair values.

2. Significant Accounting Policies (continued)

Financial Instruments

Financial instruments consist of proprietary securities and derivative activities.

- **Securities Transactions**

  Proprietary securities transactions are entered into for trading purposes and generally include equity stock index securities, exchange traded funds (ETFs), corporate, and government securities. Securities balances are carried at fair value or amounts that approximate fair value. Market value is generally based on published market prices or other relevant factors including dealer price quotations. Certain non-marketable positions are valued to the extent publicly available information related to the underlying asset is available or from various internally developed pricing models.

  Securities transactions and related brokerage and clearing expenses are recorded on a trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

- **Derivative Transactions**

  The Company's derivative transactions include futures, forwards, and listed options contracts and are entered into for trading purposes, as a means of risk management. The Company's primary derivative activity is to hedge its basket trading portfolio by taking an offsetting position in a related equity-index futures contract.

  The fair value of the listed options is included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition. The fair value of the forwards and futures contracts is included in other assets, and accrued expenses and other liabilities on the statement of financial condition.

  The Company also entered into other over the counter ("OTC") derivative transactions for purposes other than trading, as a means to economically hedge the fluctuation in certain deferred compensation. The fair value of these contracts is included in accrued expenses and other liabilities on the statement of financial condition.

2. Significant Accounting Policies (continued)

Customer and Non-Customer Transactions

Customer and non-customer are defined by SEC rule 15c3-3 and include client securities and other trading accounts. Client securities transactions are recorded on a settlement date basis.

Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions. The Company has securities owned by customers and non-customers in its possession. These securities are not reflected in the statement of financial condition.

Other Assets

Property, leasehold improvements and equipment ("Fixed assets"), net of accumulated depreciation and amortization are included in other assets on the statement of financial condition. Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

The useful life of fixed assets ranged from 3 to 10 years at December 31, 2008.

The Company has ownership interest in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are reported on the statement of financial condition as securities owned, at fair value, and other assets, respectively. Exchange memberships that provide the right to conduct business on the exchanges are classified as intangible assets and are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business on the statement of financial condition date.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company that has selected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of SGASH's tax filings.

Financial Statement Presentation

Receivables and payables (including those resulting from contractual commitments, derivative transactions, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists and the Company has both the intent and ability to settle net.

Accounting Developments

In September 2006 the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company adopted the provisions of SFAS 157 when they became effective on January 1, 2008.

2. Significant Accounting Policies (continued)

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are as follows:

- Level 1 — Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include equity stock index securities, exchange traded funds (ETFs), listed US options, and other publicly traded funds.

- Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company's Level 2 balances include certain exchange shares and certain derivative contracts with no active markets.

- Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 balances general include warrants and other securities with no observable markets.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

In February 2007 the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities,* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 on January 1, 2008, but did not elect the fair value option for financial instruments or other items upon adoption and for the year ended on December 31, 2008. The Company does retain the right to elect fair value measurement of financial instruments or other items in the future.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and is intended to enhance the current derivative disclosure framework. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts and gains and losses on

2. Significant Accounting Policies (continued)

derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 shall be effective for the Company on January 1, 2009. The Company has determined that the adoption of SFAS 161 will not have a material impact on its statement of financial condition.

3. Financial Instruments

Securities owned, at fair value, including those pledged as collateral and securities sold, not yet purchased, at fair value at December 31, 2008, consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Equity securities	$ 2,949,994	$ 94,342
Derivatives	391	622
Total	$ 2,950,385	$ 94,964

Securities owned and pledged as collateral represent proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or re-pledge the securities to others.

4. Collateralized Transactions

In the normal course of business, the Company receives securities, primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to sell or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2008, the market value of securities received as collateral by the Company that it was permitted by contract or custom to deliver or re-pledge was $10.9 billion, of which the Company delivered or re-pledged $6.9 billion.

4. Collateralized Transactions (continued)

In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, ("SFAS 140") in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the amounts received and a corresponding obligation to return them. At December 31, 2008, these amounts totaled $532.7 million and are reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2008 consist of the following (in thousands):

	Receivables	Payables
Clearing organizations	$ 234,171	$ 236,429
Broker dealers	378,312	19,103
Securities failed-to-deliver/receive	20,552	34,533
Total	$ 633,035	$ 290,065

The Company clears certain of its proprietary and customer transactions through clearing organizations. The amounts receivable from and payable to clearing organizations relate to these transactions and include good faith deposits, net settlement balances, and net receivable or payable arising from unsettled trades. As of December 31, 2008, clearing organizations receivables include deposits totaling $185 million; clearing organizations payables include net payable from unsettled trades for $218 million.

The Company also clears certain proprietary transactions through other broker dealers. The amounts receivable from and payable to other broker dealers include net settlement balance at clearing brokers, as well as amounts outstanding for dividends, interest, and floor brokerage fees.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

6. Other Assets, and Accrued Expense and Other Liabilities

Other Assets

The following table sets forth the amounts that are included in other assets on the Company's statement of financial condition at December 31, 2008 (in thousands):

	Receivables
Receivables from affiliates	$ 92,546
Deferred plan investments	56,104
Exchange memberships, net of provision for impairment	3,429
Fixed assets, net of accumulated depreciation	415
Miscellaneous receivables and other	3,787
Total	$ 156,281

Receivables from affiliates relate to outstanding balances from transactions entered into with SG and affiliates in the normal course of business. Deferred plan investments consist of investments in various funds in connection with deferred employee compensation.

Miscellaneous receivables and other include the fair value of open futures contracts. The fair value of these futures contracts totaled $1.6 million as of December 31, 2008. Miscellaneous receivables and other also include prepaid expenses and other sundry receivables.

Accrued Expenses and Other Liabilities

The following table sets forth the amounts that are included in accrued expenses and other liabilities on the Company's statement of financial condition at December 31, 2008 (in thousands):

	Payables
Employee related payables	$ 135,899
Payables to affiliates	49,659
Accrued expenses and other payables	75,161
Total	$ 260,719

6. Other Assets, and Accrued Expense and Other Liabilities (continued)

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities.

Payables to affiliates include the fair value of a forward contract and the fair value of other OTC derivative transactions with SG and affiliates. As of December 31, 2008, the fair value of the forward contract totaled $0.28 million. The fair value of the OTC derivative contracts, net of premium paid totaled $11.1 million as of December 31, 2008. Payable to affiliates also includes outstanding balances that are related to operational, administrative support, and management services.

Accrued expenses and other payables mainly include legal reserves, accrued exchange fees, and the fair value of certain open futures contracts. As of December 31, 2008, the fair value of the open futures contracts totaled $51.1 million.

7. Assets and Liabilities Fair Value Measurement

Fair Value Measurements on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

	Level 1	Level 2	Level 3	Carrying Value in Statement of Financial Condition
Assets				
Securities owned, at fair value	$2,949,926	$ 438	$ 21	$ 2,950,385
Securities received as collateral	532,746	–	–	532,746
Other assets	57,709	–	–	57,709
Liabilities				
Securities sold, not yet purchased, at fair value	94,812	–	152	94,964
Obligation to return securities received as collateral	532,746	–	–	532,746
Accrued expenses and other liabilities	51,403	11,061	–	62,464

7. Assets and Liabilities Fair Value Measurement (continued)

The table below sets forth a reconciliation of the beginning and ending balances for Level 3 assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2008 (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
Beginning balance	$ 13,916	$ 8
Net purchases, sales, settlements	(13,907)	145
Transfers in and/or out of Level 3	5	–
Gains (losses) related to balances held at the reporting date	7	(1)
Ending balance	$ 21	$ 152

Fair Value Measurements on a Non-Recurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. These assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances (e.g., when there is evidence of impairment).

As of December 31, 2008, nonrecurring measurement was performed only on the Company's exchange membership seats. Exchange membership seats, which are included in other assets, were measured as Level 3 assets. Certain exchange membership seats were deemed, other than temporarily impaired. Exchange membership seats are deemed, other than temporarily impaired, if the Company's estimated fair value is below the carrying value at December 31, 2008.

8. Related Party Transactions

At December 31, 2008, amounts outstanding to and from affiliates are reflected in the statement of financial condition as set forth below (in thousands):

Assets		
Cash	$	26
Receivables from brokers, dealers and clearing organizations		340,673
Receivables from customers		974
Receivables from non-customers		107
Securities purchased under agreement to resell		300,000
Securities borrowed		11,266
Other assets		92,546
Liabilities		
Short-term borrowings - (refer to footnote 9)		37,500
Payables to brokers, dealers and clearing organizations		254
Payables to customers		40,003
Payables to non-customers		1,148,837
Securities loaned		193,511
Accrued expenses and other liabilities		49,659
Subordinated borrowings - (refer to footnote 10)		1,640,000

The related party balances set forth in the table above resulted from arm's length transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

The Company maintains certain bank accounts at an affiliated bank. These bank balances are included in cash on the statement of financial condition and are as set forth in the table above.

8. Related Party Transactions (continued)

The Company clears proprietary futures transactions through an affiliate clearing broker-dealer. As of December 31, 2008, the Company reported a receivable from an affiliate of $340.6 million in receivables from brokers, dealers and clearing organizations on the statement of financial condition. This receivable does not include $49.5 million open trade equity executed at the clearing broker-dealer and is reported gross in other assets and accrued expenses and other liabilities on the statement of financial condition.

The Company carries clearing and settlement accounts of SG and affiliates and provides securities clearing, settlement and custody services for their U.S. trading activities. Related balances are reflected in receivables from and payables to customer and non-customers on the statement of financial condition and are as set forth in the table above.

The Company pays interest to SG and affiliates on free credit and credit balances from short sales activities. Related outstanding payables was $0.17 million and is reported in payables to brokers, dealers and clearing organizations on the statement of financial condition.

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

- The Company also enters into short-term resale and repurchase agreements with an affiliated company. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits, or to invest excess cash from operating activities. Resale agreements are reflected in securities purchased under agreements to resell and are as set forth in the table above. Repurchase agreements are entered into for financing purposes and are reported in securities sold under agreements to repurchase in the statement of financial condition. There were no outstanding repurchase agreements at December 31, 2008.

- The Company operates a matched book for SG's international stock borrowing and lending business where the Company primarily borrows from third party counterparties and lends to SG. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities. When cash is advanced or received, these activities are recorded at the contract amount in stock borrowed and stock loaned on the statement of financial condition and are as set forth in the table above. Non-cash activities are reflected at the fair values of the securities received as collateral in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. There were no outstanding non-cash contracts with SG and affiliates as of December 31, 2008.

8. Related Party Transactions (continued)

Certain stock borrow and stock loan transactions are prepaid and the related securities are delivered or received at a later date. Prepaid stock borrows and stock loans are unsecured are reported in receivables from or payables to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2008, prepaid stock loan was $0.04 million.

At December 31, 2008, outstanding stock borrow rebate and stock loan rebate interest receivable and payable were $0.01 million and $0.04 million respectively, and are included in receivables from and payables to brokers, dealers and clearing organizations.

Pursuant to intercompany "retrocession" agreements, the Company acts in an agent and broker capacity on behalf of SG in the U.S. markets. As an agent, the Company earns commissions for selling SG structured products to domestic clients. As a broker, the Company earns commissions on trading profits generated by the Company for SG's domestic trading books. At December 31, 2008 outstanding commission receivable generated from these activities was $66.7 million and is reflected in other assets in the statement of financial condition.

The Company introduces certain clients to foreign broker-dealer affiliates to execute and clear securities transactions. A portion of the fees earned by affiliates are rebated to the Company. At December 31, 2008 receivables for the fees rebated to the Company from affiliate totaled $13.5 million and are included in other assets on the statement of financial condition.

The Company has other outstanding receivables from affiliates for reimbursement of various payments the Company has made on their behalf. As of December 31, 2008, related receivables from affiliates for reimbursements was $12.3 million and is included in other assets on the statement of financial condition.

The Company entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2008, the fair value of these derivatives, net of premium paid, totaled $11.1 million and is included in accrued expenses and other liabilities on the statement of financial condition.

The Company also entered into a forward contract with SG to hedge its exposure of a short trading position. As of December 31, 2008, the fair value of the forward contract totaled $0.28 million is reported in accrued expenses and other liabilities on the statement of financial condition.

8. Related Party Transactions (continued)

Certain costs have been allocated from SG and affiliates to the Company under various administrative support and management service agreements. Cost allocations include, but are not limited to, transfer pricing, administration and security, credit administration, risk management, human resources administration and insurance. At December 31, 2008, net payable for allocated fees was $35.7 million and is included in accrued expenses and other liabilities.

9. Short-term Borrowings

The Company generally obtains short-term borrowings from banks or affiliates to fund operating activities. As of December 31, 2008, outstanding short-term borrowings were unsecured and included $37.5 million in borrowings from an affiliate. Short-term borrowings interest rate was 1% and matured January 2, 2009.

10. Subordinated Borrowings

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are generally obtained from affiliated companies at prevailing market rates. As of December 31, 2008, subordinated borrowings totaled $1.64 billion and are pursuant to multiple subordinated agreements with SG. The Company has a subordinated borrowing facility of $2 billion, of which $1 billion were borrowed. The remaining $0.64 billion were borrowed pursuant to other subordinated agreements with SG. All subordinated borrowings bear interest at floating rates, ranging from Libor + 50 basis points to Libor + 70 basis points. The Company also pays a fee on the unutilized facility. Subordinated borrowings mature on various dates through 2010. Certain borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the borrower does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date.

At December 31, 2008, the outstanding payable related to accrued interest expense, including unutilized facility fees, on subordinated borrowings is $2.6 million and is included in accrued expenses and other liabilities on the statement of financial condition.

11. Employee Benefits

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Société Générale's Savings and Investment Retirement Plan. Employees are eligible to participate in the 401(k) Plan on their date of hire if they are at least 21 years of age. Employees are able to contribute from 1% and over, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans that are administered by SG.

12. Deferred Compensation

The Company sponsors a voluntary deferred compensation plan for eligible employees. The liabilities related to this deferred compensation plan are joint and several with SG. Contributions are made on a tax deferred basis. Employee deferrals are charged to expense in the year of the award. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on the change in value of the investment funds. A deferred compensation liability of $43.7 million is included in accrued expenses and other liabilities on the statement of financial condition.

Each year the Company requires selected employees to defer a portion of their bonus compensation. Participants are allowed to invest in alternative investment vehicles that vest over an approximate period between three to four years. Similar to the voluntary deferred compensation plans, the value of the vested deferred amounts may change in value based on the performance of the investments. The Company has recorded a liability of $45.2 million, which is included in accrued expenses and other liabilities on the statement of financial condition.

In the past, SG has also sponsored annual plans enabling eligible employees to defer a portion of their annual performance related compensation to make an investment in an alternative investment vehicle indexed to the performance of investments made in the SG Merchant Banking Fund L.P., a related party. The Company has not made an equity investment in the SG Merchant Banking Fund L.P., but its liability to its employees is based upon the performance of

12. Deferred Compensation (continued)

their investments. The Company has recorded liabilities of approximately $0.64 million as of December 31, 2008 that is included in accrued expenses and other liabilities on the statement of financial condition.

In the past, certain of the Company's employees were granted awards under SG's various stock incentive plans. SG sponsors an Employee Stock Purchase Plan ("ESPP") called the Société Générale International Group Savings Plan, allowing employees to purchase SG stock at a 20% (15% in certain jurisdictions) discount. The Company provided matching contributions to the ESPP, which were equal to a specified percentage of the employees' contribution, as defined by the ESPP. Employee shares were non-forfeitable when issued and, accordingly, are subject to a five-year restriction on the sale of shares called the Holding Period with exceptions that qualify for Early Release of Shares. The Company records its allocated share of the stock-based compensation cost from SG as a compensation expense with a corresponding credit to equity.

SG has also granted certain employees of the Company options to purchase shares of SG stock. Such options have been granted to employees of the Company with exercise prices equal to the average of the opening trading price of SG shares on the Euronext Paris SA exchange during the 20 trading days prior to the date of grant. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant. The Company records its allocated share of the stock-based compensation cost from SG as a compensation expense with a corresponding credit to equity.

Certain eligible employees participate in a Société Générale Corporate and Investment Banking Partnership. The participants in the partnership are selected every year and are entitled to receive an amount determined based on the net income of Société Générale's Corporate and Investment Banking division. Participants are eligible to receive the award only if certain return on equity goals are met in the partnership year. To the extent awards are earned, they are subject to a four-year cliff vest. When fully vested, the Company is reimbursed from SG for cash payments made under the plan. These cash reimbursements are recorded as a debit to cash and a corresponding credit to equity.

13. Off-Balance-Sheet Risks

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the statement of financial condition. Based upon the credit quality of counterparties, collateral values and past loss experience, management believes the consummation of these commitments will have no material adverse effect on the Company's financial position.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Secured financing transactions, including securities purchased under agreements to resell, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis, and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The table below sets forth the Company's derivative financial instruments that were executed, for trading purposes, through regulated exchanges and OTC, at contract or notional amounts, together with their fair values at December 31, 2008 (in thousands):

	Contractual / Notional Amount	**Fair Value**
Futures contracts:		
Commitments to buy	$ 421	$ 1,604
Commitments to sell	6,132,213	(51,127)
Listed options:		
Purchased	32,406	391
Sold	41,859	(622)
Forward contracts	14,571	(276)

13. Off-Balance-Sheet Risks (continued)

The Company's futures contracts, which are typically commitments to buy or sell equity stock indexes, are executed on an exchange, and cash settlement is made on a daily basis for market movements. These contracts have remaining maturities of less than one year. The Company's listed options contracts consist of various call and put options on equity stock indexes. Options contracts carry expiration of less than one year. Forward contracts include an agreement with SG to deliver securities at maturity. This agreement matures in less than one year.

Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2008, the Company had contracts with notional amounts totaling $45.2 million and fair values totaling $18.4 million. These contracts were entered into with an affiliate and carry expirations ranging from March 2009 to March 2011.

14. Concentration of Credit Risk

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include other broker dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreement and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

As of December 31, 2008, the Company's exposure on unsecured assets to any one counterparty did not exceed 3% of total assets.

15. Commitments , Contingent Liabilities and Guarantees

Commitments

The Company has certain contractual obligations under long-term non-cancelable sublease agreements with an affiliate, principally for office space and facilities and includes escalation provisions. Future minimum rental payments for the sublease agreements are as set forth in the table below (in thousands):

	Minimum Rental Payments
2009	$ 613
2010	613
2011	656
2012	656
2013	656
2014 and thereafter	3,281
Total	$ 6,475

Rent expense includes charges pursuant to the agreement discussed above, as well as charges allocated from an affiliate for other office spaces and facilities utilized by the Company. The Company is not obligated for future rental payments for these allocations.

Contingent Liabilities

In the normal course of business, the Company may be named as a defendant in civil litigation, arbitration or other judicial proceedings. In addition, the Company, like most large complex financial institutions, receives numerous regulatory inquiries and is involved in various regulatory investigations. While some of these inquiries may result in some regulatory resolution, we do not believe the resolution of any of these inquiries will have a material impact on the Company's statement of financial condition.

The SEC has conducted an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former proprietary trader in the former equity derivatives division of SG Cowen & Co., LLC (the equity derivatives division, which was part of SG Cowen at the time of the events at issue, has been part of the Company since April 2004). Pollet was terminated by SG Cowen in 2001 for violating firm policy and misleading the firm's management about certain of

15. Commitments , Contingent Liabilities and Guarantees (continued)

his trading activity. The trading activity at issue involved private placements in a public equity, or so-called "PIPE's." In July 2007, the Company agreed to be the named corporate respondent in connection with a negotiated settlement of the matter with the SEC. As of December 31, 2008, the Company recorded a litigation reserve totaling $9.3 million in connection with this matter. The litigation reserve is included in accrued expenses and other liabilities on the statement of financial condition.

Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

16. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2008, the Company had net capital of $3.165 billion, which was $3.164 billion in excess of the net capital requirement of $0.15 billion.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2008, the Company had a customer reserve requirement of $18.5 million. At December 31, 2008, the Company had approximately $54.9 million segregated on deposit for the exclusive benefit of customers.

16. Regulatory Requirements (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2008, the Company had no PAIB reserve requirement.

17. Subsequent Events

Effective January 2, 2009, SGASH, Inc became a limited liability company and was renamed SG Americas Securities Holdings, LLC. Simultaneously, effective January 2, 2009, the corporate structure of SGASH, LLC changed and it is now wholly owned by SG.

The Company anticipates the return of up to $1 billion of its subordinated borrowings to SG, subject to FINRA's approval, which would serve to reduce its excess net capital. This is expected to become effective in the second quarter of 2009.

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Statement of Financial Condition

SG Americas Securities, LLC
December 31, 2008
With Report of Independent
Registered Public Accounting Firm